July 1, 2008

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 9

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

WRL Xcelerator

(File No. 333-107705/811-4420)

Filer CIK No.: 0000778209

Dear Sir or Madam:

On behalf of Western Reserve Life Assurance Co. of Ohio and WRL Series Life Account (the “Account”), we have enclosed for electronic filing, Post-Effective Amendment No. 9 (“Amendment”) to the Form N-6 Registration Statement of the Xcelerator (the “Policy”) being funded through the Account. This filing has been marked to show changes from the previous post-effective amendment for the Policy.

This Amendment is being filed pursuant to Rule 485(a) of the Securities Act of 1933 to add disclosure regarding the Commissioners 2001 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables.

If you have any questions concerning this filing, please do not hesitate to call Arthur D. Woods, Esq. at (727) 299-1830 or me at (727) 299-1747.

Very truly yours,

/s/ Gayle A. Morden
Gayle A. Morden
Compliance Manager – AFP Life Products

Enclosure

cc:	Arthur D. Woods, Esq.

Mary Jane Wilson-Bilik, Esq.

Priscilla Hechler